Exhibit 12.1

SunGard Capital Corp.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

	Year Ended December 31,
	2010	2011	2012
Fixed charges
Interest expense	$596	$485	$393
Amortization of debt issuance costs and debt discount	43	40	36
Portion of rental expense representative of interest	77	78	71
Undeclared preferred stock dividend of SunGard Capital Corp. II before income taxes (at effective rate)	223	593	275

Total fixed charges	$939	$1,196	$775

Earnings
Income (loss) from continuing operations before income taxes	$(483)	$(187)	$(435)

Fixed charges per above	939	1,196	775

Total earnings	$456	$1,009	$340

Ratio of earnings to fixed charges	*	*	*

*	Earnings for the years ended December 31, 2010, 2011 and 2012 were inadequate to cover fixed charges by $483 million, $187 million and $435 million, respectively.

SunGard Capital Corp. II

SunGard Data Systems Inc.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

	Year Ended December 31,
	2010	2011	2012
Fixed charges
Interest expense	$596	$485	$393
Amortization of debt issuance costs and debt discount	43	40	36
Portion of rental expense representative of interest	77	78	71

Total fixed charges	$716	$603	$500

Earnings
Income (loss) from continuing operations before income taxes	$(483)	$(187)	$(435)

Fixed charges per above	716	603	500

Total earnings	$233	$416	$65

Ratio of earnings to fixed charges	*	*	*

*	Earnings for the years ended December 31, 2010, 2011 and 2012 were inadequate to cover fixed charges by $483 million, $187 million and $435 million, respectively.